Exhibit 99.1

CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2019	December 31 2020

Assets
Current assets:
Cash and cash equivalents		$479.5	$463.8
Accounts receivable	5	1,052.7	1,093.4
Inventories	6	992.2	1,091.5
Income taxes receivable		7.7	6.8
Assets classified as held for sale		0.7	—
Other current assets		59.2	81.7
Total current assets		2,592.0	2,737.2

Property, plant and equipment		355.0	332.5
Right-of-use assets		104.1	101.0
Goodwill		198.3	198.6
Intangible assets		251.3	229.4
Deferred income taxes		33.6	39.9
Other non-current assets		26.4	25.5
Total assets		$3,560.7	$3,664.1

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	8	$139.6	$99.8
Accounts payable		898.0	854.5
Accrued and other current liabilities	6	370.9	553.1
Income taxes payable		46.7	51.8
Current portion of provisions		26.1	19.0
Total current liabilities		1,481.3	1,578.2

Long-term portion of borrowings under credit facility and lease obligations	8	559.1	486.1
Pension and non-pension post-employment benefit obligations		107.1	117.3
Provisions and other non-current liabilities		28.6	41.2
Deferred income taxes		28.4	32.3
Total liabilities		2,204.5	2,255.1

Equity:
Capital stock	9	1,832.1	1,834.2
Treasury stock	9	(14.8)	(15.7)
Contributed surplus		982.6	974.5
Deficit		(1,420.1)	(1,368.8)
Accumulated other comprehensive loss		(23.6)	(15.2)
Total equity		1,356.2	1,409.0
Total liabilities and equity		$3,560.7	$3,664.1

Commitments and Contingencies (note 14).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2019	2020	2019	2020

Revenue	3	$1,491.7	$1,386.6	$5,888.3	$5,748.1
Cost of sales	6	1,389.9	1,272.8	5,503.6	5,310.5
Gross profit		101.8	113.8	384.7	437.6
Selling, general and administrative expenses (SG&A)		57.1	59.4	227.3	230.7
Research and development		7.3	8.4	28.4	29.9
Amortization of intangible assets		6.9	6.0	29.6	25.6
Other charges (recoveries)	10	19.6	4.5	(49.9)	23.5
Earnings from operations		10.9	35.5	149.3	127.9
Finance costs		11.3	9.1	49.5	37.7
Earnings (loss) before income taxes		(0.4)	26.4	99.8	90.2
Income tax expense (recovery)	11
Current		1.6	3.7	22.8	32.9
Deferred		5.0	2.6	6.7	(3.3)
		6.6	6.3	29.5	29.6
Net earnings (loss) for the period		$(7.0)	$20.1	$70.3	$60.6

Basic earnings (loss) per share		$(0.05)	$0.16	$0.54	$0.47
Diluted earnings (loss) per share		$(0.05)	$0.16	$0.53	$0.47

Shares used in computing per share amounts (in millions):
Basic		128.5	129.1	131.0	129.1
Diluted		128.5	129.1	131.8	129.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2019	2020	2019	2020

Net earnings (loss) for the period		$(7.0)	$20.1	$70.3	$60.6
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings (loss):
Losses on pension and non-pension post-employment benefit plans	7	(8.7)	(9.1)	(8.7)	(9.3)
Items that may be reclassified to net earnings (loss):
Currency translation differences for foreign operations		0.7	3.1	(0.2)	4.3
Changes from currency forward derivatives designated as hedges		5.0	7.7	10.8	8.5
Changes from interest rate swap derivatives designated as hedges		2.4	2.3	(7.7)	(4.4)
Total comprehensive income (loss) for the period		$(7.6)	$24.1	$64.5	$59.7

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 9)	Treasury stock (note 9)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2019		$1,954.1	$(20.2)	$906.6	$(1,481.7)	$(26.5)	$1,332.3
Capital transactions	9
Issuance of capital stock		10.4	—	(10.4)	—	—	—
Repurchase of capital stock for cancellation		(132.4)	—	65.1	—	—	(67.3)
Purchase of treasury stock for stock-based plans		—	(9.2)	—	—	—	(9.2)
Stock-based compensation (SBC) and other		—	14.6	21.3	—	—	35.9
Total comprehensive income (loss):
Net earnings for the period		—	—	—	70.3	—	70.3
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans	7	—	—	—	(8.7)	—	(8.7)
Currency translation differences for foreign operations		—	—	—	—	(0.2)	(0.2)
Changes from currency forward derivatives designated as hedges		—	—	—	—	10.8	10.8
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(7.7)	(7.7)
Balance -- December 31, 2019		$1,832.1	$(14.8)	$982.6	$(1,420.1)	$(23.6)	$1,356.2

Capital transactions	9
Issuance of capital stock		2.2	—	(2.2)	—	—	—
Repurchase of capital stock for cancellation(b)		(0.1)	—	(15.0)	—	—	(15.1)
Purchase of treasury stock for SBC plans		—	(19.1)	—	—	—	(19.1)
SBC and other		—	18.2	9.1	—	—	27.3
Total comprehensive income (loss):
Net earnings for the period		—	—	—	60.6	—	60.6
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans	7	—	—	—	(9.3)	—	(9.3)
Currency translation differences for foreign operations		—	—	—	—	4.3	4.3
Changes from currency forward derivatives designated as hedges		—	—	—	—	8.5	8.5
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(4.4)	(4.4)
Balance -- December 31, 2020		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0

(a)  Accumulated other comprehensive loss is net of tax.
(b) Includes an aggregate of $15.0 for anticipated share repurchases for cancellation under an automatic share purchase plan executed in December 2020 (described in note 9).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2019	2020	2019	2020

Cash provided by (used in):
Operating activities:
Net earnings (loss) for the period		$(7.0)	$20.1	$70.3	$60.6
Adjustments to net earnings (loss) for items not affecting cash:
Depreciation and amortization		33.4	30.8	135.4	124.7
Equity-settled SBC expense	9	7.4	5.1	34.1	25.8
Other charges (recoveries) (a)	10	8.5	0.1	(86.1)	2.5
Finance costs		11.3	9.1	49.5	37.7
Income tax expense		6.6	6.3	29.5	29.6
Other		8.0	0.5	24.2	10.0
Changes in non-cash working capital items:
Accounts receivable		(38.2)	31.6	153.7	(40.7)
Inventories		41.4	113.7	97.7	(99.3)
Other current assets		3.5	6.6	16.5	(0.5)
Accounts payable, accrued and other current liabilities and provisions		8.4	(170.7)	(158.8)	117.0
Non-cash working capital changes		15.1	(18.8)	109.1	(23.5)
Net income tax paid		(6.8)	(3.5)	(21.0)	(27.8)
Net cash provided by operating activities		76.5	49.7	345.0	239.6

Investing activities:
Acquisitions, net of cash acquired	4	—	—	2.7	—
Purchase of computer software and property, plant and equipment		(16.0)	(19.2)	(80.5)	(52.8)
Proceeds related to the sale of assets	10	1.8	0.4	116.5	1.8
Net cash provided by (used in) investing activities		(14.2)	(18.8)	38.7	(51.0)

Financing activities:
Borrowings under credit facility	8	—	—	48.0	—
Repayments under credit facility	8	(1.5)	—	(213.0)	(121.9)
Payment of lease obligations		(8.8)	(5.8)	(38.2)	(33.7)
Repurchase of capital stock for cancellation	9	—	(0.1)	(67.3)	(0.1)
Purchase of treasury stock for stock-based plans	9	(9.2)	(6.0)	(9.2)	(19.1)
Finance costs and waiver fees paid (b)	8	(12.2)	(6.6)	(46.5)	(29.5)
Net cash used in financing activities		(31.7)	(18.5)	(326.2)	(204.3)

Net increase (decrease) in cash and cash equivalents		30.6	12.4	57.5	(15.7)
Cash and cash equivalents, beginning of period		448.9	451.4	422.0	479.5
Cash and cash equivalents, end of period		$479.5	$463.8	$479.5	$463.8
(a) Other charges (recoveries) for the year ended December 31, 2019 include a $102.0 gain on the sale of our Toronto real property.
(b) Finance costs paid include debt issuance costs paid of nil and $0.6 in the quarter and year ended December 31, 2020, respectively (quarter and year ended December 31, 2019 — $0.5 and $2.9, respectively). Fees of $2.0 were paid in the fourth quarter of 2019 in connection with obtaining the Q4 2019 Waivers (defined in note 10(d)).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended December 31, 2020 (Q4 2020 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). The Q4 2020 Interim Financial Statements should be read in conjunction with our 2019 annual audited consolidated financial statements (2019 AFS), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2020 and our financial performance, comprehensive income and cash flows for the three months and year ended December 31, 2020 (referred to as Q4 2020 and FY 2020, respectively). The Q4 2020 Interim Financial Statements are presented in United States (U.S.) dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q4 2020 Interim Financial Statements were authorized for issuance by our board of directors on January 26, 2021.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets (see below). Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.
As a result of the continued and uncertain economic and business impact of coronavirus disease 2019 and related mutations (COVID-19), we reviewed the estimates, judgments and assumptions used in the preparation of our financial statements for Q4 2020 and FY 2020, including with respect to: the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs), the discount rates applied to our net pension and non-pension post-employment benefit assets and liabilities, and our eligibility for COVID-19-related government subsidies, grants and/or credits (see note 13) recognized during such periods. We also assessed the impact of COVID-19 on the estimates, judgments and assumptions used in connection with our measurement of deferred tax assets, the credit risk of our customers and the valuation of our inventory. We determined that no significant revisions to such estimates, judgments or assumptions were required for either Q4 2020 or FY 2020 as a result of COVID-19. However, revisions may be required in future periods to the extent that negative impacts on our business arising from COVID-19 continue or worsen. Any such revision (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable and/or inventories, or to the valuation of our deferred tax assets and/or pension assets or obligations, any of which could have a material impact on our results of operations and financial condition. While we continue to believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on our results of operations and financial

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
condition, including its impact on overall customer demand, cannot be reasonably estimated at this time. Although we expect COVID-19-related disruptions to continue in the near term, we believe that our long-term estimates and assumptions are appropriate.

Additional significant accounting policies since 2019 AFS:

Accounting for Government Subsidies:

We receive governmental subsidies, grants and credits (collectively, Subsidies), from time to time related to operating expenditures or equipment purchases. We recognize such Subsidies when there is reasonable assurance that we qualify for, and have complied with the conditions of, the Subsidy, and that the Subsidy will be received. If we receive a Subsidy but cannot reasonably assure that we have complied with its conditions, we will defer recognition of the Subsidy and record a liability on our consolidated balance sheet until the conditions are fulfilled. For Subsidies that relate to operating expenditures, we recognize the Subsidy as a reduction to the expenditure that the Subsidy was intended to offset, in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred. For Subsidies that relate to the purchase of equipment, we reduce the cost of the asset in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred, and we calculate amortization on the net amount. See note 13.

3.             SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2019 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined.

Information regarding the results of each reportable segment is set forth below:

Revenue by segment:	Three months ended December 31				Year ended December 31
	2019		2020		2019		2020
		% of total		% of total		% of total		% of total
ATS	$585.7	39%	$513.2	37%	$2,285.6	39%	$2,086.3	36%
CCS	906.0	61%	873.4	63%	3,602.7	61%	3,661.8	64%
Communications end market revenue as a % of total revenue		39%		43%		40%		42%
Enterprise end market revenue as a % of total revenue		22%		20%		21%		22%
Total	$1,491.7		$1,386.6		$5,888.3		$5,748.1

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Segment income, segment margin, and reconciliation of segment income to IFRS earnings (loss) before income taxes:		Three months ended December 31				Year ended December 31
	Note	2019		2020		2019		2020
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$17.8	3.0%	$20.0	3.9%	$64.2	2.8%	$69.7	3.3%
CCS segment income and margin		25.9	2.9%	30.0	3.4%	93.9	2.6%	129.3	3.5%
Total segment income		43.7		50.0		158.1		199.0
Reconciling items:
Finance costs		11.3		9.1		49.5		37.7
Employee stock-based compensation (SBC) expense		7.4		5.1		34.1		25.8
Amortization of intangible assets (excluding computer software)		5.8		4.9		24.6		21.8
Other Charges (recoveries)	10	19.6		4.5		(49.9)		23.5
IFRS earnings (loss) before income taxes		$(0.4)		$26.4		$99.8		$90.2

Customers:

For Q4 2020, we had two customers (both from our CCS segment), that individually represented 10% or more of total revenue (FY 2020 — no customers individually represented 10% or more of total revenue). For the fourth quarter of 2019 (Q4 2019), we had two customers (both from our CCS segment), that individually represented 10% or more of total revenue. For the year ended December 31, 2019 (FY 2019), we had one customer (from our CCS segment), that individually represented 10% or more of total revenue.

In October 2019, we came to a mutual agreement with Cisco Systems, Inc. (Cisco), our then-largest customer, to a phased exit of programs (Cisco Disengagement). In Q4 2020 and FY 2020, revenue from Cisco represented 3% and 9% of our total revenue, respectively (Q4 2019 — 12%; FY 2019 — 12%). The Cisco Disengagement (including associated restructuring actions) was completed in Q4 2020.

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. We also typically experience our lowest overall revenue levels during the first quarter of each year (there can be no assurance that this pattern will continue). The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.    ACQUISITIONS

In 2018, we completed the acquisitions of Atrenne Integrated Solutions, Inc. (Atrenne) and Impakt Holdings, LLC (Impakt). The original purchase price of each acquisition was reduced in connection with a working capital adjustment during 2019 ($1.4 for Atrenne in the first quarter of 2019 (Q1 2019) for a final purchase price of $140.3, net of cash acquired; and $1.3 for Impakt in the third quarter of 2019 (Q3 2019) for a final purchase price of $324.1, net of cash acquired).

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incurred charges in 2019 related to the subsequent re-measurement of indemnification assets recorded in connection with our Impakt acquisition. Collectively, these costs and charges are referred to as Acquisition Costs, and are recorded in other charges in our consolidated statement of operations. We recorded $0.2 of Acquisition Costs in Q4 2020 and FY 2020 related to potential

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
acquisitions. In Q4 2019 and FY 2019, we recorded Acquisition Costs of $0.4 and $1.7, respectively, related to potential acquisitions, and nil and $2.2, respectively, for such re-measurement charges.

5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
To replace an A/R sales program that expired in January 2020, we entered into an agreement, effective March 6, 2020, with a third-party bank to sell up to $300.0 in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement provides for a one-year term, with automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. Under our A/R sales program, we continue to collect cash from our customers and remit the cash to the bank once it is collected. In addition, we participate in two SFPs (one with a CCS segment customer and one with an ATS segment customer), pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. At December 31, 2020, we sold $119.7 of A/R under our current A/R sales program (December 31, 2019 — $90.6 under our prior A/R sales program) and $65.3 of A/R (December 31, 2019 — $50.4) under the SFPs.

The A/R sold under these programs are de-recognized from our A/R balance, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. We remit amounts collected to the banks each week. A/R is sold net of discount charges paid to the banks at the time of sale, which charges are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At December 31, 2020, our A/R balance included $231.8 of contract assets (December 31, 2019 — $226.7) recognized as revenue under IFRS 15 (Revenue from Contracts with Customers).

6.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $1.6 for Q4 2020, relating primarily to aged inventory in our CCS segment, and $17.0 for FY 2020, split approximately evenly between our segments. The inventory provisions recorded in FY 2020 were due in part to reduced demand, including as a result of the deterioration of the commercial aerospace market, and to specific disengaging customers in both of our segments. We recorded net inventory recoveries of $3.0 for Q4 2019, consisting of valuation recoveries of $5.8 (split relatively equally between our CCS and ATS segments), which were partially offset by new provisions for specific aged inventory primarily in our CCS segment. For FY 2019, we recorded net inventory provisions of $4.1, consisting of new provisions (approximately two-thirds of which related to specific aged inventory in our ATS segment), partially offset by the valuation recoveries recorded in Q4 2019. We regularly review the estimates and assumptions we use to value our inventory through analysis of historical performance, current conditions and future expectations.
Certain of our contracts provide for customer cash deposits to cover our risk of excess and obsolete inventory and/or for working capital requirements. Such deposits as of December 31, 2020 totaled $174.7 (December 31, 2019 — $121.9) and were recorded in accrued and other current liabilities on our consolidated balance sheet.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
7.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

To mitigate the actuarial and investment risks of our defined benefit pension plans, we purchase annuities from time to time (using existing plan assets) from third party insurance companies for certain, or all, plan participants. The purchase of annuities by the pension plan substantially hedges the financial risks associated with the related pension obligations. In August 2020, the trustees of the defined benefit pension plan for our employees in the United Kingdom purchased annuities to hedge the pension benefits payable to newly-retired members of such plan. The annuity purchase resulted in a non-cash loss of $0.2 for the third quarter of 2020 and FY 2020, which we recorded in other comprehensive income (loss) (OCI) and simultaneously re-classified to deficit. No annuity purchases were made in FY 2019.

Our pension and post-employment defined benefit plan obligations are determined based on actuarial valuations. We recognize actuarial gains or losses arising from pension and non-pension post-employment defined benefit plans in OCI and we subsequently reclassify the amounts to deficit. During Q4 2020 and FY 2020, we recognized $9.1 of net actuarial losses, net of tax (Q4 2019 and FY 2019 — $8.7 of net actuarial losses, net of tax), relating to such benefit plans.

Also see note 10(b) for a discussion of additional obligations recorded in Q4 2019 with respect to our Thailand post-employment benefit plan.

8.          CREDIT FACILITIES AND LEASE OBLIGATIONS

In June 2018, we entered into an $800.0 credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which provides for a $350.0 term loan (Initial Term Loan) that matures in June 2025, and a $450.0 revolving credit facility (Revolver) that matures in June 2023. In November 2018, we utilized the accordion feature under our Credit Facility to add an incremental term loan of $250.0 (Incremental Term Loan), that matures in June 2025. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan required quarterly principal repayments of $0.875, and the Incremental Term Loan required quarterly principal repayments of $0.625, and in each case require a lump sum repayment of the remainder outstanding at maturity. Commencing in 2020, we are also required to make an annual prepayment of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. A mandatory prepayment of our Term Loans of $107.0 (ECF Amount) was due and paid in the second quarter of 2020 (Q2 2020) based on this provision. No Credit Facility prepayments based on FY 2020 excess cash flow are required in 2021. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (but excluding proceeds from our Toronto property sale). No Credit Facility prepayments based on net cash proceeds were required during 2020, nor will any such prepayments be required in 2021. Any outstanding amounts under the Revolver are due at maturity.

During the first quarter of 2020 (Q1 2020), we made the scheduled quarterly principal repayment of $0.875 under the Initial Term Loan. In order to reduce the amount outstanding under the Incremental Term Loan, we also prepaid an aggregate of $60.0 thereunder during Q1 2020. This prepayment was first applied to the Q1 2020 and all remaining scheduled quarterly principal repayments of the Incremental Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment also reduced the ECF Amount due in Q2 2020 to $47.0. In order to reduce the amount outstanding under the Initial Term Loan, we prepaid $47.0 thereunder on April 27, 2020. This prepayment was first applied to the Q2 2020 and all remaining scheduled quarterly principal repayments of the Initial Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment eliminated the remainder of the ECF Amount. Subsequent to this prepayment, we prepaid an additional $14.0 under the Term Loans in June 2020 ($1.5 under the Initial Term Loan and $12.5 under the Incremental Term Loan). No further prepayments were required or made during 2020.

During Q4 2019 and FY 2019, we made aggregate scheduled quarterly principal repayments of $1.5 and $6.0, respectively, under the Term Loans. During Q4 2019 and FY 2019, we borrowed nil and $48.0, respectively, and we repaid nil and $207.0, respectively, under our Revolver. Also see note 10(c).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

At December 31, 2020, we were in compliance with all restrictive and financial covenants under the Credit Facility (December 31, 2019 — in compliance).

The following table sets forth the carrying value of our outstanding borrowings under the Credit Facility (excluding ordinary course letters of credit) and our lease obligations, at the dates shown:

	December 31 2019	December 31 2020
Borrowings under the Revolver (1)	$—	$—
Borrowings under the Term Loans:(1)
Initial Term Loan	$344.8	$295.4
Incremental Term Loan	247.5	175.0
Total	$592.3	$470.4
Total borrowings under Credit Facility	$592.3	$470.4
Less: unamortized debt issuance costs related to our Term Loans(1)	(9.7)	(7.2)
Lease obligations	116.1	122.7
	$698.7	$585.9
Comprised of:
Current portion of borrowings under Credit Facility and lease obligations	$139.6	$99.8
Long-term portion of borrowings under Credit Facility and lease obligations	559.1	486.1
	$698.7	$585.9

(1) We incurred debt issuance costs upon execution of the Credit Facility and in connection with subsequent security arrangements. Aggregate debt issuance costs incurred as of December 31, 2020 in connection with our Revolver totaling $4.5 (nil and $0.3 in Q4 2020 and FY 2020, respectively; $0.4 and $1.1 in Q4 2019 and FY 2019, respectively) were deferred as other assets on our consolidated balance sheets and are amortized on a straight line basis over the term (or remaining term, as applicable) of the Revolver. Aggregate debt issuance costs incurred as of December 31, 2020 in connection with our Term Loans totaling $11.9 (nil in each of Q4 2020 and FY 2020; $0.4 and $1.6 in Q4 2019 and FY 2019, respectively) were deferred as long-term debt on our consolidated balance sheets and are amortized over their respective terms using the effective interest rate method. We paid aggregate debt issuance costs of nil and $0.6 in Q4 2020 and FY 2020, respectively, and $0.5 and $2.9 in Q4 2019 and FY 2019, respectively.

At December 31, 2020, we had $21.3 outstanding in letters of credit under the Revolver (December 31, 2019 — $21.2). At December 31, 2020, we also had $20.2 (December 31, 2019 — $13.3) of outstanding letters of credit and surety bonds issued outside of the Revolver.

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and our SFPs, and interest expense on our lease obligations, net of interest income earned. We paid finance costs of $6.6 and $29.5 in Q4 2020 and FY 2020, respectively (Q4 2019 and FY 2019 — $10.2 and $44.5, respectively. We also paid $2.0 in fees in Q4 2019 in connection with obtaining the Q4 2019 Waivers (defined in note 10(d)), which we recorded in other charges. Debt issuance costs are described in footnote (1) to the table above.

At December 31, 2020, we had a total of $162.7 in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2019 — $142.5). There were no amounts outstanding under these overdraft facilities at December 31, 2020 or December 31, 2019.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
9.             CAPITAL STOCK

SVS Repurchase Plans:
On November 19, 2020, the TSX accepted our notice to launch a new normal course issuer bid (NCIB). This NCIB (2020 NCIB) allows us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS (representing approximately 7% of our total SVS and multiple voting shares outstanding at the time of launch) in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of SVS we are permitted to repurchase for cancellation under the 2020 NCIB is reduced by the number of SVS we purchase in the open market during the term of the 2020 NCIB to satisfy delivery obligations under our stock-based compensation plans (see below). As part of the NCIB process, in December 2020, we entered into an Automatic Share Purchase Plan (ASPP) with a broker that allows the broker to purchase, on our behalf (for cancellation under the 2020 NCIB), at any time through January 29, 2021, including during any applicable trading blackout periods, up to 100,000 SVS per day at a specified share price. During Q4 2020, we paid $0.1 in cash to repurchase 6,200 SVS for cancellation under the 2020 NCIB (with no such repurchases under the ASPP). At December 31, 2020, we recorded a liability of $15.0, representing an estimated maximum of 2 million SVS available for purchase under the ASPP.
SVS repurchases:
Information regarding SVS repurchase activities for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2019	2020	2019	2020
Aggregate cost(1) of SVS repurchased for cancellation (2)	$—	$0.1	$67.3	$0.1
Number of SVS repurchased for cancellation (in millions)(2)	—	0.0062	8.3	0.0062
Weighted average price per share for repurchases	$—	$7.45	$8.15	$7.45
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)	$9.2	$6.0	$9.2	$19.1
Number of SVS repurchased for delivery under SBC plans (in millions)	1.2	0.9	1.2	2.9

(1) Includes transaction fees.
(2) Excludes a $15.0 liability we recorded at December 31, 2020, representing an estimated maximum of 2 million SVS available for repurchase (for cancellation) under the ASPP at a share price not to exceed $7.50 per share.
Our Credit Facility prohibits share repurchases for cancellation if a defined leverage ratio exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction (which had been in effect during recent periods) was not in effect during Q4 2020 (or at December 31, 2020).
SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. The Repurchase Restriction (when in effect) is not applicable to open market purchases for this purpose. At December 31, 2020, the broker held 2.4 million SVS with a value of $15.7 (December 31, 2019 — 1.7 million SVS with a value of $14.8) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 1.6 million of the SVS held as of December 31, 2019 to settle restricted share unit (RSU) awards that vested during Q1 2020, and 0.6 million of the SVS held during the year to settle RSU awards that vested in December 2020.

We grant RSUs and performance share units (PSUs) to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. The number of outstanding PSUs that will actually vest will vary from 0% to 200% of a target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by each of a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the three-year vesting period. We estimate the grant date fair

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
value of the TSR modifier for PSUs using a Monte Carlo simulation model, and the grant date fair value of the non-TSR-based performance measurement and modifier is based on the market value of our SVS at the time of grant. The portion of our expense related to non-TSR-based performance is subject to adjustment to reflect changes in the estimated level of achievement related to the applicable performance condition. Based on reviews of the status of the non-market performance vesting condition and modifier, we recorded $2.4 and $8.4 in expense reversals in Q4 2020 and FY 2020, respectively, to reflect reductions in the estimated number of PSUs expected to vest at the end of January 2021. See the SBC expense table below. We also grant deferred share units (DSUs) and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan.

Information regarding RSU, PSU and DSU grants to employees and directors, as applicable, for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2019	2020	2019	2020
RSUs Granted:
Number of awards (in millions)	0.1	0.1	3.0	2.4
Weighted average grant date fair value per unit	$7.70	$6.49	$7.88	$8.60

PSUs Granted:
Number of awards (in millions, representing 100% of target)	—	—	2.1	1.7
Weighted average grant date fair value per unit	$—	$—	$8.14	$9.88

DSUs Granted:
Number of awards (in millions)	0.05	0.04	0.2	0.2
Weighted average grant date fair value per unit	$8.27	$8.07	$7.62	$5.64

Information regarding employee and director SBC expense for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2019	2020	2019	2020
Employee SBC expense in cost of sales	$2.7	$2.2	$14.6	$11.1
Employee SBC expense in SG&A	4.7	2.9	19.5	14.7
Total	$7.4	$5.1	$34.1	$25.8

Director SBC expense in SG&A (1)	$0.6	$0.5	$2.4	$2.0
(1) Expense consists of director compensation that is to be settled with SVS, or SVS and cash, as elected by each director.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
10.             OTHER CHARGES (RECOVERIES)

	Three months ended December 31		Year ended December 31
	2019	2020	2019	2020
Restructuring (a)	$11.3	$6.8	$37.9	$25.8
Losses on post-employment benefit plans (b)	4.1	—	4.1	—
Transition Costs (Recoveries) (c)	1.8	—	(95.8)	—
Credit Facility-related charges (d)	2.0	—	2.0	—
Acquisition Costs and other (e)	0.4	(2.3)	1.9	(2.3)
	$19.6	$4.5	$(49.9)	$23.5

Annual Impairment Assessment:

We review the carrying amount of goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU or CGUs, may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. No triggering events occurred during FY 2019 or FY 2020. However, we recorded non-cash restructuring charges during such periods to reflect the write-down of certain equipment and ROU assets related to vacated properties, in each case in connection with our restructuring actions (described in paragraph (a) below). In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of each year to correspond with our annual planning cycle (Annual Impairment Assessment). During each of Q4 2019 and Q4 2020, we performed our Annual Impairment Assessment of CGUs with goodwill and determined that there was no impairment, as the recoverable amount of such CGUs exceeded their respective carrying values.
(a)    Restructuring:
We implemented restructuring actions in FY 2020 associated primarily with the Cisco Disengagement, as well as other actions intended to adjust our cost base in response to shifting demand, due in part to the impact of COVID-19. During Q4 2020 and FY 2020, we recorded aggregate restructuring charges of $6.8 and $25.8, respectively (Q4 2019 and FY 2019 — $11.3 and $37.9, respectively). Our restructuring charges for Q4 2020 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses, including continued actions to right-size our commercial aerospace facilities, as well as restructuring actions in connection with the Cisco Disengagement.
We recorded cash restructuring charges of $6.7 and $23.3 and non-cash restructuring charges of $0.1 and $2.5, for Q4 2020 and FY 2020, respectively. The cash charges for each such period consisted primarily of employee termination costs. The non-cash charges for each such period reflect the write-down of ROU assets in connection with vacated properties ($0.4 and $1.1 in Q4 2020 and FY 2020, respectively), resulting in part from sublet recoveries that were lower than the carrying value of the related assets (Sublet Losses), offset by gains on the disposition of surplus equipment in Q4 2020. The non-cash charges for FY 2020 also include the write-down of certain equipment related to disengaged programs. At December 31, 2020, our restructuring provision was $4.7, which we recorded in the current portion of provisions on our consolidated balance sheet.

At the end of 2019, we completed our cost efficiency initiative (CEI), which consisted of restructuring actions related to the review of our CCS segment portfolio and our capital equipment business. See note 16(a) to our 2019 AFS for further detail. In connection with the CEI, we recorded cash restructuring charges of $8.9 and $28.1 for Q4 2019 and FY 2019, respectively, primarily for employee termination costs, and non-cash restructuring charges of $2.4 and $9.8, respectively, to write down certain equipment, primarily related to our capital equipment business and disengaged programs, and to write down ROU assets ($1.0 in FY 2019) pertaining to vacated properties, resulting in part from Sublet Losses. At December 31, 2019, our restructuring provision was $11.2, which we recorded in the current portion of provisions on our consolidated balance sheet.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
(b) Losses on post-employment benefit plans:
During Q4 2019, we recorded non-cash charges of $4.1, representing additional obligations under our Thailand post-employment benefit plan as a result of changes in labor protection laws in Thailand that increased the severance benefits for specified employees upon termination.

(c)    Transition Costs (Recoveries):
On March 7, 2019, we completed the sale of our Toronto real property (which included the site of our Toronto manufacturing operations and our corporate headquarters) for proceeds of $113.0 and recorded a gain of $102.0 (Property Gain) on such sale in other charges (recoveries). Such proceeds were used to repay $110.0 of the then-outstanding amounts under our Revolver in Q1 2019 (see note 8).
In connection with relocations related to such sale, we capitalized building improvements and equipment costs related to our new manufacturing site (nil in each of Q4 2020 and FY 2020; nil and $1.2 in Q4 2019 and FY 2019, respectively), and our temporary corporate headquarters (nil in each of Q4 2020 and FY 2020; nil and $5.0 in Q4 2019 and FY 2019, respectively), and incurred Toronto Transition Costs, as defined below (nil in each of Q4 2020 and FY 2020; nil and $3.8 in Q4 2019 and FY 2019, respectively), which we recorded in other charges (recoveries). See note 7 to the 2019 AFS for a description of total capitalized costs and Toronto Transition Costs incurred in connection with such sale and related relocations through December 31, 2019. We also entered into a 10-year lease in March 2019 with the purchaser of the property for our new corporate headquarters, to be built by such purchaser on the site of our former location (see note 24 to the 2019 AFS for further details).
De minimis Internal Relocation Costs (defined below) were recorded in Q4 2020 and FY 2020 (Q4 2019 — $1.8; FY 2019 — $2.4, in each case related to the transfer of certain capital equipment manufacturing lines).
Transition Costs are comprised of transition-related relocation and duplicate costs pertaining to: (i) the relocation of our Toronto manufacturing operations and our corporate headquarters in connection with the sale of our Toronto real property (Toronto Transition Costs); and (ii) the transfer of manufacturing lines from closed sites to other sites within our global network (Internal Relocation Costs). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises. Transition Recoveries consist of the Property Gain.
(d)    Credit-Facility-related Charges:

As previously disclosed in Q3 2019, we were in non-compliance with certain restrictive covenants under the Credit Facility related to excess share repurchases made in May 2019 under our then-current NCIB. See note 12 to our 2019 AFS. These defaults, as well as related cross-defaults, were waived in October 2019 (Q4 2019 Waivers). During Q4 2019, we incurred $2.0 in fees in connection with obtaining the Q4 2019 Waivers.

(e)    Acquisition Costs and other:

We recorded $0.2 of Acquisition Costs during Q4 2020 and FY 2020 (Q4 2019 and FY 2019 — $0.4 and $3.9, respectively). See note 4. Other consists of legal recoveries (for prior period freight charges in FY 2019 and for component parts in Q4 2020 and FY 2020) in connection with the settlement of class action lawsuits in which we were a plaintiff.

11.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
For Q4 2020, our net income tax expense of $6.3 included an $11.8 withholding tax accrual associated with the anticipated repatriation of undistributed earnings from certain of our Chinese and Thai subsidiaries (Repatriation Expense), offset in large part by the following favorable impacts: (i) $4.1 in tax benefits related to return-to-provision adjustments for changes in estimates related to prior years based on changes in facts or circumstances (RTP Adjustments), (ii) the recognition of $2.6 of previously unrecognized deferred tax assets (DTA Recognition) of our Japanese subsidiary, and (iii) $4.5 in favorable foreign exchange impacts (Currency Impacts) arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar (our functional currency). For FY 2020, our net income tax expense of $29.6 included $18.3 of tax expenses relating to current and future withholding taxes associated with repatriations of undistributed earnings from certain of our Chinese and Thai subsidiaries that occurred in FY 2020 or are anticipated to occur in the foreseeable future, offset in large part by the favorable impact of the $4.1 in RTP Adjustments, the $2.6 DTA Recognition, $5.1 in favorable Currency Impacts, arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar, and a $5.7 reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020.

For Q4 2019, our net income tax expense of $6.6 was favorably impacted by $6.4 in RTP Adjustments, as well as $1.9 of Currency Impacts arising primarily from the strengthening of the Chinese renminbi and the Thai baht relative to the U.S. dollar, offset in part by a $6.0 Repatriation Expense. For FY 2019, our net income tax expense of $29.5 was favorably impacted by the $6.4 in RTP Adjustments, and reversals of an aggregate of $4.5 in certain previously-recorded tax liabilities and uncertainties, offset in part by the $6.0 Repatriation Expense. Currency Impacts for FY 2019 were not significant. No net tax impact was recorded on the Property Gain, as such gain was offset by the utilization of previously unrecognized tax losses.
12.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on the Initial Term Loan, we entered into 5-year agreements in August 2018 (Initial Swaps) with a syndicate of third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $175.0 of the total borrowings under the Initial Term Loan. The Initial Swaps expire in August 2023. In December 2018, we entered into 5-year agreements with a syndicate of third-party banks (Incremental Swaps) to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $175.0 of the total borrowings under the Incremental Term Loan. The Incremental Swaps expire in December 2023. See note 21 to our 2019 AFS for further detail regarding the Initial Swaps and Incremental Swaps. The swap agreements include options to cancel up to $75.0 of the notional amount of the Incremental Swaps commencing in December 2020, and up to $75.0 of the notional amount of the Initial Swaps commencing in August 2021. In June 2020, we entered into additional interest rate swap agreements with two third-party banks (Additional Swaps) to swap the variable interest rate with a fixed rate of interest on $100.0 of borrowings under our Initial Term Loan, effective upon expiration of the Initial Swaps, in order to continue to hedge our exposure to interest rate variability on such amount for 10 months after the expiration of the Initial Swaps. The Additional Swaps expire in June 2024. In December 2020, we exercised the option to cancel $75.0 of the notional amount of the Incremental Swaps (increasing the unhedged amount under the Incremental Term Loan by a corresponding amount). The portion of the Incremental Swaps that was cancelled was remeasured to its fair value on the date of cancellation and as a result, no gain or loss was incurred upon cancellation. At December 31, 2020, the interest rate risk related to $195.4 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans (other than ordinary course letters of credit, no amounts were outstanding under the Revolver at December 31, 2020). Also see note 8.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

At December 31, 2020, the fair value of our interest rate swap agreements was a net unrealized loss of $16.5 (December 31, 2019 — net unrealized loss of $12.1) which we recorded in other non-current liabilities on our consolidated balance sheet. The unrealized portion of the change in fair value of the swaps is recorded in accumulated OCI. The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.
Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, results of operations and financial condition.

Our major currency exposures at December 31, 2020 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2020.

	Canadian dollar	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$16.0	$9.6	$1.2	$8.7
Accounts receivable	2.5	52.4	—	11.0
Income taxes and value-added taxes receivable	18.5	1.4	1.4	5.4
Other financial assets	1.6	0.8	0.3	0.3
Pension and non-pension post-employment liabilities	(79.4)	(0.5)	(18.3)	(1.4)
Income taxes and value-added taxes payable	—	(0.2)	(4.8)	(11.4)
Accounts payable and certain accrued and other liabilities and provisions	(99.3)	(35.8)	(36.7)	(46.1)
Net financial assets (liabilities)	$(140.1)	$27.7	$(56.9)	$(33.5)

We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures, generally for periods of up to 12 months. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. At December 31, 2020, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$230.8	$0.76	12	$11.7
Thai baht	107.7	0.03	12	4.7
Malaysian ringgit	48.7	0.24	12	1.6
Mexican peso	20.1	0.05	12	1.6
British pound	0.8	1.33	4	0.1
Chinese renminbi	44.0	0.15	12	2.8
Euro	39.5	1.21	10	(1.5)
Romanian leu	28.6	0.23	12	2.0
Singapore dollar	27.5	0.73	12	1.0
Japanese yen	8.0	0.01	4	(0.2)
Korean won	6.9	0.0009	1	(0.5)
Total	$562.6			$23.3

At December 31, 2020, the fair value of our outstanding contracts was a net unrealized gain of $23.3 (December 31, 2019 — net unrealized gain of $4.5), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date.

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low, notwithstanding the impact of COVID-19. We are in regular contact with our customers, suppliers and logistics providers, and to date have not experienced significant counterparty non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, which may occur as the pandemic continues, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties. In light of COVID-19, we assessed the financial stability and liquidity of our customers in Q1 2020. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures in Q1 2020, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts during FY 2020 in connection with our ongoing assessments and monitoring initiatives.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and our SFPs. Since our A/R sales program and the SFPs are each on an uncommitted basis, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell thereunder. However, we believe that cash flow from operating activities, together with cash on hand, cash from permitted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
13.     GOVERNMENT SUBSIDIES

The governments of various jurisdictions in which we have operations have approved legislation and taken administrative actions intended to aid businesses that have been adversely impacted by COVID-19, including making Subsidies available to eligible entities to subsidize or offset qualifying expenses, including employee wages, or to lower payroll taxes or required social insurance program contributions (in certain countries), in each case subject to limits and other specified criteria (collectively, COVID Subsidies). We determined that we qualify for estimated aggregate of $8 of COVID Subsidies for Q4 2020 (FY 2020 — $34) from various government authorities, which we recognized as a reduction to the related expenses in cost of goods sold (Q4 2020 — $7; FY 2020 — $27) and SG&A (Q4 2020 — $1; FY 2020 — $7) on our consolidated statement of operations. As of December 31, 2020, we have received all but $2 of the recognized COVID Subsidies, and have submitted, or expect to submit, claims for such remainder. The most significant of the COVID Subsidies that we recognized are provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020. The COVID Subsidies we recognized in Q4 2020 and FY 2020 helped mitigate the adverse impact of COVID-19 on our business.

14.         COMMITMENTS AND CONTINGENCIES

Litigation and Other Matters:
In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain research and development expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. Although we received lower re-assessments for 2007 and 2008 during Q1 2020 in response to our initial appeal, we intend to continue to appeal the original assessments and the re-assessments for all years from 2006 to 2009. See note 24 to the 2019 AFS for further details. The assessments and re-assessments, including interest and penalties, have been revised by the MCTIC and as of December 31, 2020, total approximately 24 million Brazilian real (approximately $5 at period-end exchange rates) for all such years, down from original assessments totaling approximately 39 million Brazilian real (approximately $8 at period-end exchange rates).

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

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